                                                                    Exhibit 99.2

                     FEDERAL DEPOSIT INSURANCE CORPORATION
                             WASHINGTON, D.C. 20429



                                   FORM 10-Q

      QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934 FOR THE QUARTER ENDED DECEMBER 31, 1997


                         FDIC Certificate No. 28 178-6



                             Northwest Savings Bank
                -----------------------------------------------
             (Exact name of registrant as specified in its charter)


                                  Pennsylvania
                       --------------------------------
         (State or other jurisdiction of incorporation or organization)


                                   23-2790930
                        ------------------------------
                      (I.R.S. Employer Identification No.)


Second at Liberty Avenue
Warren, Pennsylvania                                   16365
-------------------------                              -----
(Address of principal executive office)              (Zip Code)


      Registrant's telephone number, including area code:  (814) 726-2140


                             Not applicable
                -----------------------------------------------
             (Former name, former address and former fiscal year,
                         if change since last report)

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days.  Yes   X    No
                                               ------    ------

     Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date: There were 46,797,680 shares of the Bank's common stock outstanding as of December 31, 1997.

                    NORTHWEST SAVINGS BANK AND SUBSIDIARIES



                                     INDEX



PART I     FINANCIAL INFORMATION                                         PAGE


Item 1.    Financial Statements                                         1 - 8

           - Consolidated Statements of Financial Condition

           - Consolidated Statements of Income

           - Consolidated Statements of Stockholders' Equity

           - Consolidated Statements of Cash Flows

           - Notes to Consolidated Financial Statements

Item 2.    Management's Discussion and Analysis of                      9 - 20
           Financial Condition and Results of
           Operations


PART II    OTHER INFORMATION                                           21 - 24

                         ITEM 1. FINANCIAL STATEMENTS



                    NORTHWEST SAVINGS BANK AND SUBSIDIARIES
          CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION (UNAUDITED)
                            (DOLLARS IN THOUSANDS)

                                                                         DECEMBER 31,         JUNE 30,
                             ASSETS                                         1997                1997
--------------------------------------------------------------------    -----------         -----------
CASH AND CASH EQUIVALENTS                                               $    21,470              13,747
INTEREST-EARNING DEPOSITS IN OTHER FINANCIAL
    INSTITUTIONS                                                             46,788              57,765
MARKETABLE SECURITIES AVAILABLE FOR SALE                                    296,535             259,720
MARKETABLE SECURITIES HELD-TO-MATURITY (MARKET
    VALUE OF $169,665 AND $152,744)                                         169,128             153,980
                                                                        -----------         -----------
         TOTAL CASH, INTEREST-EARNING DEPOSITS AND
         MARKETABLE SECURITIES                                              533,921             485,212
LOANS RECEIVABLE, NET OF ALLOWANCE FOR ESTIMATED
    LOSSES OF $14,048 AND $13,611                                         1,634,587           1,536,498
ACCRUED INTEREST RECEIVABLE                                                  11,488              11,027
REAL ESTATE OWNED                                                             4,329               4,549
FEDERAL HOME LOAN BANK STOCK, AT COST                                        12,144              12,144
PREMISES AND EQUIPMENT, NET                                                  22,888              21,481
GOODWILL AND OTHER INTANGIBLES                                               23,421              11,586
OTHER ASSETS                                                                  6,038               8,866
                                                                        -----------         -----------
               TOTAL ASSETS                                             $ 2,248,816           2,091,363
                                                                        ===========         ===========


              LIABILITIES AND STOCKHOLDERS' EQUITY
--------------------------------------------------------------------
LIABILITIES:
    DEPOSITS                                                            $ 1,905,311           1,640,815
    BORROWED FUNDS                                                          113,757             223,458
    ADVANCES BY BORROWERS FOR TAXES AND INSURANCE                            11,616              12,985
    ACCRUED INTEREST PAYABLE                                                  3,661               4,312
    OTHER LIABILITIES                                                         6,509              11,299
                                                                        -----------         -----------
        TOTAL LIABILITIES                                                 2,040,854           1,892,869

SHAREHOLDERS' EQUITY:
    COMMON STOCK, $.10 PAR VALUE: 100,000,000 SHARES
        AUTHORIZED, 46,797,680  AND 46,752,000 ISSUED
        AND OUTSTANDING, RESPECTIVELY                                         4,680               2,338
    PAID-IN CAPITAL                                                          65,679              67,854
    RETAINED EARNINGS                                                       137,460             131,423
    NET UNREALIZED GAIN/(LOSS) ON SECURITIES AVAILABLE-
        FOR-SALE, NET OF INCOME TAXES                                         3,919               1,026
    UNEARNED EMPLOYEE STOCK OWNERSHIP PLAN SHARES                            (2,358)             (2,358)
    UNEARNED RECOGNITION AND RETENTION PLAN SHARES                           (1,418)             (1,789)
                                                                        -----------         -----------
                                                                            207,962             198,494
                                                                        -----------         -----------
        TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                      $ 2,248,816           2,091,363
                                                                        ===========         ===========


See accompanying notes to unaudited consolidated financial statements

                    NORTHWEST SAVINGS BANK AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
                            (DOLLARS IN THOUSANDS)

                                                              THREE MONTHS                        SIX MONTHS
                                                            ENDED DECEMBER 31,                 ENDED DECEMBER 31,
                                                           1997           1996                1997          1996
                                                       -----------    -----------         -----------    -----------
INTEREST INCOME:
    LOANS RECEIVABLE                                   $    34,720         30,846              68,625         61,350
    MORTGAGE-BACKED SECURITIES                               4,742          4,772               9,530          9,557
    INVESTMENT SECURITIES                                    2,234          1,627               4,370          3,266
    INTEREST EARNING DEPOSITS                                  207            155                 314            267
                                                       -----------    -----------         -----------    -----------
            TOTAL INTEREST INCOME                           41,903         37,400              82,839         74,440
INTEREST EXPENSE:
    SAVINGS DEPOSITS                                        20,695         18,042              40,499         35,409
    BORROWED FUNDS                                           2,423          2,045               4,783          4,319
                                                       -----------    -----------         -----------    -----------
            TOTAL INTEREST EXPENSE                          23,118         20,087              45,282         39,728

            NET INTEREST INCOME                             18,785         17,313              37,557         34,712
PROVISION FOR POSSIBLE LOAN LOSSES                             611            394               1,271            611
                                                       -----------    -----------         -----------    -----------
            NET INTEREST INCOME AFTER PROVISION
              FOR POSSIBLE LOAN LOSSES                      18,174         16,919              36,286         34,101

NONINTEREST INCOME:
    LOAN SERVICE CHARGES                                       277            224                 546            501
    SERVICE FEES ON DEPOSIT ACCOUNTS                           540            364               1,032            703
    GAIN ON SALE OF MARKETABLE SECURITIES (NET)                  0            901                   0            901
    LOSS ON SALE OF LOANS (NET)                               (115)          (228)               (295)          (282)
    GAIN/(LOSS) ON SALE OF REAL ESTATE OWNED                    18            123                 (48)           321
    DIVIDENDS ON FHLB STOCK                                    212            170                 422            343
    OTHER OPERATING INCOME                                     647            639               1,450          1,277
                                                       -----------    -----------         -----------    -----------
            TOTAL NONINTEREST INCOME                         1,579          2,193               3,107          3,764

NONINTEREST EXPENSES:
    COMPENSATION AND EMPLOYEE BENEFITS                       6,688          6,438              13,359         12,779
    PREMISES AND OCCUPANCY COSTS                             1,258          1,255               2,582          2,474
    OFFICE OPERATIONS EXPENSE                                  984            756               1,816          1,403
    SAIF RECAPITALIZATION ASSESSMENT                             0              0                   0          8,565
    FEDERAL INSURANCE PREMIUMS                                 263              0                 517            804
    DATA PROCESSING                                            402            253                 703            513
    CHECK PROCESSING AND ATM EXPENSE                           516            384                 852            775
    BANK SERVICE CHARGES                                       247            239                 488            466
    MARKETING                                                  304            450                 644            716
    LEGAL, AUDIT AND PROFESSIONAL EXPENSE                      228            215                 488            462
    REAL ESTATE OWNED EXPENSE                                  181            284                 365            425
    AMORTIZATION EXPENSE                                       373            292                 645            794
    OTHER EXPENSES                                             488            292                 817            631
                                                       -----------    -----------         -----------    -----------
            TOTAL NONINTEREST EXPENSE                       11,932         10,858              23,276         30,807

            INCOME BEFORE INCOME TAXES                       7,821          8,254              16,117          7,058
            STATE AND FEDERAL INCOME TAXES                   2,880          3,390               6,339          3,026
                                                       -----------    -----------         -----------    -----------
                  NET INCOME                           $     4,941          4,864               9,778          4,032
                                                       ===========    ===========         ===========    ===========

BASIC EARNINGS PER SHARE                               $      0.11           0.11                0.21           0.09
                                                       ===========    ===========         ===========    ===========

DILUTED EARNINGS PER SHARE                             $      0.11           0.11                0.21           0.09
                                                       ===========    ===========         ===========    ===========

EARNINGS PER SHARE ADJUSTED FOR STOCK SPLIT EFFECTIVE NOVEMBER 14, 1997

See accompanying notes to unaudited consolidated financial statements.

                    NORTHWEST SAVINGS BANK AND SUBSIDIARIES
          CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (UNAUDITED)
                            (DOLLARS IN THOUSANDS)

                                                                                  Unrealized   Unearned     Unearned
                                                                                    Gain on    Employee    Recognition
                                      Common Stock                                Securities     Stock         and        Total
                                 ----------------------   Paid-in     Retained    Available-   Ownership    Retention  Shareholders'
                                    Shares     Amount     Capital     Earnings     For-Sale   Plan Shares  Plan Shares    Equity
                                 ----------  ----------  ----------  ----------   ----------  -----------  ----------- ------------
Beginning balance at 6/30/96     23,376,000  $    2,338      67,671     125,239        1,325       (3,328)      (2,594)     190,651
Net income                             --          --          --         4,032         --           --           --          4,032
Exercise of stock options              --          --          --          --           --           --           --              0
RRP shares released                    --          --          --          --           --           --            673          673
Dividends declared                     --          --          --        (3,740)        --           --           --         (3,740)
Change in unrealized gain on
   securities, net of tax              --          --          --          --           (535)        --           --           (535)
                                 ----------  ----------  ----------  ----------   ----------  -----------  ----------- ------------

Ending balance at 12/31/96       23,376,000  $    2,338      67,671     125,531          790       (3,328)      (1,921)     191,081
                                 ==========  ==========  ==========  ==========   ==========  ===========  =========== ============

                                                                                  Unrealized   Unearned     Unearned
                                                                                    Gain on    Employee    Recognition
                                      Common Stock                                Securities     Stock         and        Total
                                 ----------------------   Paid-in     Retained    Available-   Ownership    Retention  Shareholders'
                                    Shares     Amount     Capital     Earnings     For-Sale   Plan Shares  Plan Shares    Equity
                                 ----------  ----------  ----------  ----------   ----------  -----------  ----------- ------------
Beginning balance at 6/30/97     23,376,000  $    2,338      67,854     131,423        1,026       (2,358)      (1,789)     198,494
Net income                             --          --          --         9,778         --           --           --          9,778
Effect of stock split            23,376,000       2,338      (2,338)       --           --           --           --              0
Exercise of stock options            45,680           6         161        --           --           --           --            167
RRP shares released                    --          --          --          --           --           --            371          371
Dividends declared                     --          --          --        (3,741)        --           --           --         (3,741)
Change in unrealized gain on
   securities, net of tax              --          --          --          --          2,893         --           --          2,893
                                 ----------  ----------  ----------  ----------   ----------  -----------  ----------- ------------
Ending balance at 12/31/97       46,797,680  $    4,682      65,677     137,460        3,919       (2,358)      (1,418)     207,962
                                 ==========  ==========  ==========  ==========   ==========  ===========  =========== ============

                    NORTHWEST SAVINGS BANK AND SUBSIDIARIES
                     Consolidated Statement of Cash Flows
         For the Three and Six Months Ended December 31, 1997 and 1996

                            (Dollars in thousands)

                                                                   Three Months     Three Months      Six Months     Six Months
                                                                      Ended            Ended            Ended          Ended
                                                                     12/31/97         12/31/96         12/31/97       12/31/96
                                                                   ------------     ------------      ----------     ----------
OPERATING ACTIVITIES
  Net Income (Loss)                                                $      4,941            4,864           9,778          4,032
  Adjustments to reconcile net income to net cash
     provided by operations
          Provision for possible loan losses                                611              394           1,271            611
          Net loss (gain) on sales of assets                                 97             (796)            343           (940)
          Depreciation and amortization expense                             939              418           1,735            878
          Amortization of deferred loan fees                               (120)            (182)           (213)          (431)
          Decrease (increase) in other assets                               521            3,542           1,563          1,466
          Increase (decrease) in other liabilities                       (9,926)         (13,888)         (7,346)          (594)
          Amortization of premiums (discounts)
            on marketable securities                                        (78)            (106)           (175)          (218)
          Noncash compensation expense related to
            stock benefit plans                                             789              564           1,440            673
          Other                                                             111             (367)            111           (422)
                                                                   ------------     ------------      ----------     ----------
            Net cash provided by operating activities                    (2,115)          (5,557)          8,507          5,055

INVESTING ACTIVITIES
          Purchase of marketable securities held-to-maturity            (22,953)               -         (28,368)             -
          Purchase of marketable securities available-for-sale          (27,481)            (500)        (46,103)        (2,146)
          Proceeds from maturities and principal reductions
            of marketable securities held-to-maturity                    10,175            4,444          13,333          8,766
          Proceeds from maturities and principal reductions
            of marketable securities available-for-sale                   3,560            2,583          14,015          4,985
          Proceeds from sales of marketable securities                        -           15,455               -         15,455
          Loan originations                                            (159,251)        (142,694)       (311,390)      (286,914)
          Purchases of Loans                                                  -                -               -              -
          Proceeds from loan maturities and principal
            reductions                                                   97,482           97,632         194,978        187,487
          Proceeds from loan sales                                        5,873           12,778          15,733         31,338
          Purchase of Federal Home Loan Bank Stock                            -                -               -              -
          Proceeds from sale of real estate owned                         1,253              396           1,646          1,547
          Purchase of real estate for investment                           (187)             (28)           (448)          (301)
          Purchase of premises and equipment                               (823)            (849)         (1,762)        (1,592)
          Payment for acquisitions, net of cash acquired                152,671                -         152,671              -
                                                                   ------------     ------------      ----------     ----------
            Net cash used by investing activities                        60,319          (10,783)          4,305        (41,375)

                                  (Continued)

                    NORTHWEST SAVINGS BANK AND SUBSIDIARIES
                     Consolidated Statement of Cash Flows

                            (Dollars in thousands)

                                                                  Three Months      Three Months     Six Months     Six Months
                                                                      Ended             Ended           Ended          Ended
                                                                    12/31/97          12/31/96        12/31/97       12/31/96
                                                                 -------------     -------------   ------------    ------------
FINANCING ACTIVITIES
         Increase in deposits, net                               $      50,436            10,986         98,583          93,870
         Proceeds from long-term borrowings                             40,577            51,100         52,346          66,100
         Repayments of long-term borrowings                            (17,289)          (36,151)       (33,578)        (45,883)
         Net increase (decrease) in short-term borrowings              (93,404)          (10,026)      (128,469)        (78,497)
         Increase (decrease) in advances by borrowers for
            taxes and insurance                                          4,985             4,511         (1,369)         (1,373)
         Proceeds from options exercised                                   161                 -            161               -
         Cash dividends paid                                            (1,870)           (1,870)        (3,740)         (3,740)
                                                                 -------------     -------------   ------------    ------------
            Net cash provided by financing activities                  (16,404)           18,550        (16,066)         30,477

Net increase (decrease) in cash and cash equivalents             $      41,800             2,210         (3,254)         (5,843)
                                                                 =============     =============   ============    ============

Cash and cash equivalents at beginning of period                 $      26,458            36,251         71,512          44,304
Net increase (decrease) in cash and cash equivalents                    41,800             2,210         (3,254)         (5,843)
                                                                 -------------     -------------   ------------    ------------
Cash and cash equivalents at end of period                       $      68,258            38,461         68,258          38,461
                                                                 =============     =============   ============    ============
Supplemental cash flow disclosure:

Cash paid during the year for:
       Interest on deposits and borrowings (including interest
         credited to deposit accounts of $17,742, $13,617,
            $30,875 and $25,532, respectively)                   $      25,778            21,271         45,932          40,009
                                                                 =============     =============   ============    ============
       Income taxes                                              $       5,120               410          6,338           1,135
                                                                 =============     =============   ============    ============

Non-cash investing and financing activities:
       Loan foreclosures and repossessions                       $       1,065               365          1,586             851
                                                                 =============     =============   ============    ============
       Sale of real estate owned financed by the Bank            $          25                17             27              53
                                                                 =============     =============   ============    ============

The Bank acquired certain branch assets and assumed
   certain liabilities. In conjunction with the acquisitions, the assets acquired and liabilities assumed were as follows:
       Fair value of assets acquired                             $      14,084                 -         14,084               -
       Cash received                                                   152,671                 -        152,671               -
                                                                 -------------     -------------   ------------    ------------
         Liabilities assumed                                     $     166,755                 -        166,755               -
                                                                 =============     =============   ============    ============

                         NOTES TO FINANCIAL STATEMENTS

(1)  Basis of Presentation
     ---------------------

The accompanying unaudited consolidated financial statements have been prepared in accordance with instructions for form 10-Q and, accordingly, do not include information for footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles. In the opinion of management, all adjustments, consisting of normal recurring adjustments, have been included which are necessary for a fair presentation of financial position and results of operations. The consolidated statements have been prepared using the accounting policies described in the financial statements included in Northwest Savings Bank's Annual Report and on Form 10-K for the fiscal year ended June 30, 1997. Certain items previously reported have been reclassified to conform with the current year's reporting format. The results of operations for the three months and six months ended December 31, 1997 are not necessarily indicative of the results that may be expected for the entire year.


(2)  Principles of Consolidation
     ---------------------------

The accompanying unaudited consolidated financial statements include the accounts of Northwest Savings Bank and its wholly owned subsidiaries, Northwest Financial Services, Inc., Northwest Consumer Discount Company, Northwest Mortgage Corporation, Northwest Capital Group, Inc., Rid Fed, Inc., Northwest Finance Company and Great Northwest Corporation. All significant intercompany items have been eliminated.


(3)  Accounting Developments
     -----------------------

In October of 1995, the FASB released SFAS 123 "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 establishes a fair value based method for stock-based compensation plans. SFAS 123 permits entities to expense an estimated fair value of employee stock options or to continue to measure compensation costs for these plans using the intrinsic value accounting method contained in APB Opinion No. 25. Entities that elect to continue to use the intrinsic value method must provide pro forma disclosures of net income and earnings per share as if the fair value method of accounting had been applied. For fiscal 1997 and 1998, the Bank has elected to continue to use the intrinsic value method under APB Opinion No. 25 and will disclose the pro forma effects of SFAS 123 in the footnotes to the annual audited consolidated financial statements.

In June 1996, the FASB released SFAS 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" ("SFAS 125"). SFAS 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities and distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. Under SFAS 125, an entity recognizes all financial and servicing assets it controls and liabilities it has incurred and does not recognize financial assets it no longer controls and liabilities that have been extinguished. This financial-components approach focuses on the assets and liabilities that exist after the transfer. SFAS 125 also extends the "available-for-sale" or "trading" approach in SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," to non-security financial assets that can contractually be prepaid or otherwise settled in such a way that the holder of the asset would not recover substantially all of its recorded investment. Thus, non-security financial assets that are subject to prepayment risks that could prevent recovery of substantially all of the recorded amount are to be reported at fair value with the change in fair value accounted for depending on the asset's classification as "available-for-sale" or "trading". SFAS 125 is generally effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1996, with certain provisions having been delayed until after December 31, 1997 by SFAS 127, "Deferral of Effective Date of Certain Provisions of FASB Statement No.125, an amendment of Statement No. 125." Also, the extension of SFAS 115 approach to certain non-security financial assets and the amendment to SFAS 115 is effective for financial assets held on or acquired after January 1, 1997. The adoption of SFAS 125 did not have a material impact on the consolidated financial statements of the Bank.

In February 1997, the FASB released SFAS 128 "Earnings Per Share" ("SFAS 128"). SFAS 128 supercedes APB Opinion No. 15 "Earnings Per Share" and specifies the computation, presentation and disclosure requirements for earnings per share
(EPS) for entities with publicly held stock or potential common stock. Essentially, this promulgation replaces the primary EPS and fully diluted EPS presentations under APB Opinion No. 15 with a basic EPS and diluted EPS presentation. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with a complex capital structure and requires a reconciliation of the components of basic and diluted EPS. Basic EPS excludes common stock equivalents and dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the company. SFAS 128 is effective for financial statements for both interim and annual periods ending after December 15, 1997 and requires restatement of all prior period EPS data presented.

In February 1997, the FASB released SFAS 129 "Disclosure of Information about Capital Structure" ("SFAS 129") effective for financial statements for periods ending after December 15, 1997. SFAS 129 summarizes previously issued disclosure guidance contained within APB Opinion Nos. 10 and 15 as well as SFAS 47, and, as such, there were no material changes to the Bank's disclosures pursuant to the adoption of SFAS 129.

In June 1997, the FASB released SFAS 130 "Reporting Comprehensive Income" ("SFAS 130"), which establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income is defined as "the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners." The comprehensive income and related cumulative equity impact of comprehensive income items will be required to be disclosed prominently as part of the notes to the financial statements. This statement is effective for fiscal years beginning after December 15, 1997 and will not have a material impact on the consolidated financial statements of the Bank.

In June 1997, the FASB released SFAS 131 "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 establishes standards for reporting financial information from operating segments in annual and interim financial statements. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. SFAS 131 uses a "management approach" concept as the basis for identifying reportable segments which focuses on financial information as used internally by an enterprise's decision makers. This statement is effective for periods beginning after December 15, 1997 and will not have a material impact on the consolidated financial statements of the Bank.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Discussion of Financial Condition Changes from June 30, 1997 to December 31,
----------------------------------------------------------------------------
1997
----

Assets
------

At December 31, 1997, the Bank had total assets of $2.249 billion, an increase of approximately $157.5 million, or 7.5%, from $2.091 billion at June 30, 1997. This increase was funded primarily from a $264.5 million increase in deposits and a $9.5 million increase in equity which was partially offset by a $109.7 million decrease in borrowed funds.

Cash and cash equivalents, interest-earning deposits and marketable securities totaled $533.9 million at December 31, 1997, an increase of $48.7 million, or 10.0%, from $485.2 million at June 30, 1997. This increase resulted primarily from investing the cash received from the branch acquisitions of First Western Bank and National City Bank (See Item 5 - Other Information - Business Combinations), the proceeds from which were $11.6 million and $141.1 million, respectively. Net loans receivable increased by $98.1 million, or 6.4%, to $1.635 billion at December 31, 1997 from $1.536 billion at June 30, 1997 as loan demand remained strong in all of the Bank's market areas. Goodwill and other intangibles increased by $11.8 million, or 101.7%, to $23.4 million at December 31, 1997 from $11.6 million at June 30, 1997 as a result of the premium paid for the aforementioned branch acquisitions.


Liabilities
-----------

Deposits increased by $264.5 million, or 16.1%, to $1.905 billion at December 31, 1997 from $1.641 billion at June 30, 1997. This increase resulted primarily from the acquisition of one First Western Bank branch office and nine National City Bank branch offices with deposits of $11.8 million and $154.3 million, respectively. In addition, normal deposit growth in existing offices as well as the successful integration and growth of new offices accounted for the remaining increase of $98.4 million. Borrowed funds decreased by $109.7 million, or 49.1%, to $113.8 million at December 31, 1997 from $223.5 million at June 30, 1997 as the Bank's deposit growth was used to replace overnight borrowings from the FHLB.


Capital Resources and Liquidity
-------------------------------

Total capital at December 31, 1997 was $208.0 million, an increase of $9.5 million, or 4.8%, from $198.5 million at June 30, 1997. This increase was primarily attributable to net income for the six month period of $9.8 million which was partially offset by the payment of dividends in the amount of $3.7 million. Also contributing to this increase in capital was an increase in the net unrealized gain on securities available-for-sale in the amount of $2.9 million.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by the regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined).

As of December 31, 1997, all regulatory capital requirements were exceeded. The actual, required, and well capitalized levels as of December 31, 1997 and June 30, 1997 are as follows: (in thousands)

                                        December 31, 1997
                                                                           To be well
                                  Actual                Required           Capitalized
                              ---------------       ---------------      ---------------
                              Amount    Ratio       Amount    Ratio      Amount    Ratio
                              ------    -----       ------    -----      ------    -----
GAAP Capital                  207,962   9.25%         -         -           -         -

Total Capital (to Risk
weighted assets)              194,998  16.77%       93,044    8.00%      116,305   10.00%
Tier 1 Capital (to Risk
weighted assets)              180,951  15.56%       46,522    4.00%       69,783    6.00%
Tier 1 Capital (core)
(To average assets)           180,951   8.32%       65,283    3.00%      108,806    5.00%

                                          June 30, 1997
                                                                           To be well
                                  Actual                Required           Capitalized
                              ---------------       ---------------      ---------------
                              Amount    Ratio       Amount    Ratio      Amount    Ratio
                              ------    -----       ------    -----      ------    -----
GAAP Capital                  198,494    9.49%        -         -           -         -

Total Capital (to Risk
weighted assets)              199,795   18.36%      87,071    8.00%      108,839   10.00%
Tier 1 Capital (to Risk
weighted assets)              186,190   17.11%      43,536    4.00%       65,303    6.00%
Tier 1 Capital (core)
(To average assets)           186,190    9.11%      61,319    3.00%      102,199    5.00%

At December 31, 1997 the Bank was required by FDIC regulations to maintain minimum levels of liquid assets. The Bank's internal liquidity requirement is based upon a percentage of deposits and borrowings ("liquidity ratio"). The Bank historically has maintained a level of liquid assets in excess of regulatory and internal requirements, and the Bank's liquidity ratio at December 31, 1997 was 25.82%. The Bank adjusts its liquidity levels in order to meet funding needs for deposit outflows, payment of real estate taxes and insurance on mortgage loan escrow accounts, repayment of borrowings, when applicable, and loan commitments.


Nonperforming Assets
--------------------

The following table sets forth information with respect to the Bank's nonperforming assets. Nonaccrual loans are those loans on which the accrual of interest has ceased. Loans are placed on nonaccrual status when they are more than 90 days contractually delinquent. Other nonperforming assets represent property acquired by the Bank through foreclosure or repossession. Foreclosed property is carried at the lower of its fair value or the principal balance of the related loan. Nonperforming assets increased $1.3 million, or 8.7%, to $16.3 million at December 31, 1997 from $15.0 million at June 30, 1997. Management believes that this increase is cyclical in nature and does not indicate a permanent downward trend in the Bank's asset quality.

                                            December 31, 1997      June 30, 1997
                                            ------------------     -------------
Loans accounted for on a nonaccrual basis:
 One-to four family residential loans             6,801                 6,229
 Multifamily and commercial loans                 2,429                 2,585
 Consumer loans                                   2,228                 1,161
 Commercial business loans                          494                   455
                                                 ------                ------

     Total                                       11,952                10,430
                                                 ======                ======

Total nonperforming loans as a
percentage of net loans receivable:                .73%                  .68%
                                                 ======                ======

Total real estate acquired through
foreclosure and other real estate owned:          4,329                 4,549
                                                 ------                ------

     Total nonperforming assets                  16,281                14,979
                                                 ======                ======

Total nonperforming assets as a
percentage of total assets:                        .72%                  .72%
                                                 ======                ======


Comparison of Operating Results for the Three Months and Six Months Ended
-------------------------------------------------------------------------
December 31, 1997 and 1996
--------------------------

General
-------

Northwest Savings Bank's net income for the three months ended December 31, 1997 was $4.9 million which was unchanged from the same period last year. However, excluding a one time gain of approximately $600,000, net of income tax, from the sale of investment securities in the prior year, earnings for the quarter actually increased by approximately $670,000, or 15.9%. This increase in net income resulted primarily from a $1.5 million increase in net interest income which was partially offset by a $1.0 million increase in noninterest expense.


Net Interest Income
-------------------

For the three months ended December 31, 1997, total interest income increased by $4.5 million, or 12.0%, to $41.9 million compared to $37.4 million for the three months ended December 31, 1996. This increase primarily resulted from a $246.7 million, or 13.5%, increase in average interest earning assets to $2.073 billion for the three months ended December 31, 1997 from $1.826 billion for the three months ended December 31, 1996. The yield on average interest earning assets decreased to 8.08% for the three months ended December 31, 1997 from 8.19% for the same period last year. In addition to substantial growth both internally and through the successful integration of new offices, the increase in average interest earning assets was assisted by the acquisition of Bridgeville Savings Bank on February 21, 1997 with assets of approximately $56.0 million. The decrease in the overall yield on interest earning assets is reflective of the lower market interest rates experienced by the Bank's investment portfolio, a large percentage of which have variable rates of interest.

Interest income on loans receivable increased by $3.9 million, or 12.7%, to $34.7 million for the quarter ended December 31, 1997 compared to $30.8 million during the same quarter last year. This increase resulted primarily from a $177.8 million, or 12.4%, increase in average loans outstanding to $1.606 billion for the quarter ended December 31, 1997 from $1.428 billion for the second quarter last year. Loan balances increased because of strong loan demand throughout the Bank's market area as well as the Bridgeville acquisition which contributed net loans of approximately $20.3 million. The yield on average loans increased slightly to 8.65% for the quarter ended December 31, 1997 from 8.64% for the comparable period last year.

Interest income on mortgage-backed securities remained constant at approximately $4.7 million for the three months ended December 31, 1997 and 1996. The increase in the average balance of mortgage-backed securities of $13.2 million, or 4.7%, to $292.2 million for the three months ended December 31, 1997 from $279.0 million for the three months ended December 31, 1996 was offset by a decrease in the average yield to 6.49% for the quarter ended December 31, 1997 from 6.84% for the same quarter last year. The average balance increased primarily because of the purchase of approximately $27.0 million of mortgage-backed securities in December 1997, utilizing some of the funds received from the National City acquisitions. The average yield on mortgage-backed securities declined as a result of a large percentage of the portfolio having variable interest rates which repriced at lower market rates.

Interest income on investment securities increased by $607,000, or 37.3%, to $2.2 million for the three months ended December 31, 1997 from $1.6 million for the three months ended December 31, 1996. The increase resulted primarily from a $43.6 million, or 43.2%, increase in the average balance of investment securities to $144.6 million for the three months ended December 31, 1997 from $101.0 million for the three months ended December 31, 1996. The increase in average balance was primarily due to the investment of the proceeds received from the assumption of deposits from First Western Bank and National City Bank. Partially offsetting this increase was a decrease in the average yield to 6.18% for the quarter ended December 31, 1997 from 6.44% for the same quarter last year. This lower yield was a result of purchasing investment securities during a period of relatively low market interest rates as well as a greater emphasis on investing in municipal securities which, because of their tax exempt status, have lower nominal interest rates.

Interest income on interest-earning deposits increased by $52,000, or 33.5%, to $207,000 for the three months ended December 31, 1997 from $155,000 for the three months ended December 31, 1996. This increase resulted primarily from an increase in the average balance of $12.2 million, or 67.4%, to $30.3 million for the three months ended December 31, 1997 from $18.1 million for the three months ended December 31, 1996. This increase resulted primarily from the proceeds of the National City acquisition. Partially offsetting this increase was a decrease in the average yield to 2.73% for the quarter ended December 31, 1997 from 3.42% for the same period last year. This decrease in average yield reflected the lower market interest rates in general.

Interest expense increased by $3.0 million, or 15.1%, to $23.1 million for the three months ended December 31, 1997 from $20.1 million for the three months ended December 31, 1996. This increase resulted primarily from an increase of $241.3 million, or 14.3%, in the average balance of interest-bearing liabilities to $1.930 billion for the quarter ended December 31, 1997 from $1.688 billion for the quarter ended December 31, 1996. In addition, the average cost of funds increased slightly to 4.79% for the quarter ended December 31, 1997 from 4.76% for the comparable period last year. The increase in average interest-bearing liabilities resulted primarily from a $221.4 million increase in the average balance of deposits attributed primarily to the First Western and National City branch acquisitions which contributed deposits of $11.8 million and $154.3 million, respectively. In addition, strong internal growth accounted for the remaining increase in deposit base. Also contributing to the growth of interest-bearing liabilities was a $19.9 million, or 13.2%, increase in average borrowed funds to $170.8 million for the quarter ended December 31, 1997 from $150.9 million for the quarter ended December 31, 1996. The increase in borrowed funds consisted primarily of Federal Home Loan Bank advances which were used to fund the increases in the Bank's portfolio of loans and investment securities in order to enhance the Bank's net interest income. The increase in the average cost of funds resulted primarily from increases in the rates offered on certificates of deposit, due to continued competitive pressure for deposit accounts.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $1.5 million, or 8.7%, to $18.8 million for the three months ended December 31, 1997 compared to $17.3 million for the three months ended December 31, 1996.

For the six months ended December 31, 1997, total interest income increased by $8.4 million, or 11.3%, to $82.8 million compared to $74.4 million for the six months ended December 31, 1996. This increase primarily resulted from a $223.8 million, or 12.3%, increase in average interest earning assets to $2.044 billion for the six months ended December 31, 1997 from $1.820 billion for the six months ended December 31, 1996. The yield on average interest earning assets decreased to 8.11% for the six months ended December 31, 1997 from 8.18% for the same period last year. The increase in average interest earning assets was primarily the result of favorable internal growth along with the investment of funds received from the First Western and National City branch acquisitions.
The yield on average interest earning assets declined as the Bank added interest earning assets during a period of generally lower interest rates.

Interest income on loans receivable increased by $7.2 million, or 11.7%, to $68.6 million for the six months ended December 31, 1997 from $61.4 million for the six months ended December 31, 1996. This increase resulted primarily from a $171.4 million, or 12.2%, increase in average loans outstanding to $1.582 billion for the six months ended December 31, 1997 from $1.410 billion for the same period last year. Partially offsetting the increase in average loans outstanding was a slight decline in the average yield to 8.68% for the six months ended December 31, 1997 from 8.70% for the six months ended December 31, 1996. Interest income on mortgage-backed securities remained constant at approximately $9.5 million for the six months ended December 31, 1997 and 1996. The average balance of mortgage-backed securities increased by $7.6 million, or 2.7%, to $291.3 million for the six months ended December 31, 1997 from $283.7 million for the six months ended December 31, 1996 but such increase was offset by a decrease in the average yield to 6.54% for the six months ended December 31, 1997 from 6.74% for the same period last year. Interest income on investment securities increased by $1.1 million, or 33.3%, to $4.4 million for the six months ended December 31, 1997 from $3.3 million for the six months ended December 31, 1996. This increase resulted primarily from a $35.1 million, or 34.2%, increase in the average balance of investment securities to $137.8 million for the six months ended December 31, 1997 from $102.7 million for the six months ended December 31, 1996. Partially offsetting the increase in the average balance of investment securities was a slight decline in the average yield to 6.34% for the six months ended December 31, 1997 from 6.36% for the same period last year. Interest income on interest-earning deposits increased by $47,000, or 17.6%, to $314,000 for the six months ended December 31, 1997 from $267,000 for the six months ended December 31, 1996. This increase resulted primarily from a $9.7 million, or 41.8%, increase in the average balance of interest-earning deposits to $32.9 million for the six months ended December 31, 1997 from $23.2 million for the six months ended December 31, 1996. Partially offsetting the increase in the average balance of interest-earning deposits was a decline in the average yield to 1.91% for the six months ended December 31, 1997 from 2.30% for the same period last year.

For the six months ended December 31, 1997 interest expense increased by $5.6 million, or 14.1%, to $45.3 million compared to $39.7 million for the six months ended December 31, 1996. This increase resulted primarily from a $219.8 million, or 13.1%, increase in the average balance of interest-bearing liabilities to $1.899 billion for the six months ended December 31, 1997 from $1.679 billion for the six months ended December 31, 1996. The average cost of funds also increased to 4.77% for the six months ended December 31, 1997 compared to 4.73% for the six months ended December 31, 1996. The increase in average interest-bearing liabilities resulted primarily from a $202.6 million increase in the average balance of deposits attributed primarily to the First Western and National City branch acquisitions. In addition, strong internal deposit growth accounted for the remaining increase in deposit base. Also contributing to the growth of interest-bearing liabilities was a $17.2 million, or 10.5%, increase in average borrowed funds to $180.7 million for the six months ended December 31, 1997 from $163.5 million for the six months ended December 31, 1996. The increase in borrowed funds consisted primarily of Federal Home Loan Bank advances which were used to fund the increases in the Bank's portfolio of loans and investment securities in order to enhance the Bank's net interest income. The increase in the average cost of funds resulted primarily from increases in the rates offered on certificates of deposit in response to continued competitive pressure for deposit accounts.

Provision for Loan Losses
-------------------------

The provision for possible loan losses increased by $217,000, or 55.1%, to $611,000 for the three months ended December 31, 1997 from $394,000 for the three months ended December 31,1996. The Bank has increased its provision for possible loan losses due to significant growth in its loan portfolio over the past twelve months as credit quality has remained consistently strong.

The provision for possible loan losses increased to $1.3 million for the six months ended December 31, 1997 from $611,000 for the six months ended December 31, 1996. This increase also resulted from the significant growth in the Bank's loan portfolio.


Noninterest Income
------------------

Noninterest income decreased by $614,000, or 28.0%, to $1.6 million for the three months ended December 31, 1997 from $2.2 million for the three months ended December 31, 1996. This decrease was primarily due to a gain in the prior year of $901,000 from the sale of mortgage-backed securities. Excluding this gain, noninterest income increased by $287,000, or 22.2%, to $1.6 million for the three months ended December 31, 1997 from $1.3 million for the same period last year. All other components of the Bank's noninterest income exhibited normal increases from the prior year except for the gain on sale of REO which decreased by $105,000, or 85.4%, as a result of a reduction in the sale of real estate owned properties.

For the six months ended December 31, 1997 noninterest income decreased by $657,000, or 17.5%, to $3.1 million compared to $3.8 million for the six months ended December 31, 1996. Excluding the aforementioned gain in the prior year of $901,000 from the sale of mortgage-backed securities, noninterest income increased by $244,000, or 8.5%, for the six months ended December 31, 1997 compared to the same period last year. This increase was primarily the result of additional service fees on deposit accounts relating to the introduction of a debit card with related transaction fee income.

Noninterest Expense
-------------------

Noninterest expense increased by $1.0 million, or 9.2%, to $11.9 million for the three months ended December 31, 1997 from $10.9 million for the three months ended December 31, 1996. Normal increases in compensation and benefits of $250,000, or 3.9%, as well as expected increases in office operations of $228,000, or 30.2%, and processing expenses of $281,000, or 44.1%, related to branch network expansion were partially offset by decreases in marketing and REO expense of $146,000, or 32.4%, and $103,000, or 36.3%, respectively.

Excluding the one-time assessment of $8.6 million in the prior year to recapitalize the FDIC's SAIF, noninterest expense increased by $1.1 million, or 5.0%, to $23.3 million for the six months ended December 31, 1997 from $22.2 million for the six months ended December 31, 1996.

Normal increases related to inflation and growth of $580,000, or 4.5%, were experienced in compensation expense and occupancy expense increased by $108,000, or 4.4%, office operations expense increased by $413,000, or 29.4%. Offsetting these increases was a decrease in federal deposit insurance expense of $287,000, or 35.7%, due to a decrease in premiums to .064% of insured deposits from .23% of insured deposits as a result of the SAIF resolution. In addition, the amortization of intangibles expense decreased by $149,000, or 18.8%, because of a one-time charge of $350,000 in the prior year to write-off an intangible related to the restructuring of the Bank's mortgage banking operations.

Management has initiated a Bank-wide program to evaluate the Company's computer systems and applications to determine if they will continue to operate properly in the year 2000. The Bank is utilizing both internal and external resources to identify, implement and test for year 2000 compliance. The Bank has purchased new core application hardware and software that is year 2000 compliant and the conversion to this new system is scheduled for calendar year 1998. The total cost of the project is approximately $2.0 million and will be capitalized and amortized over its useful life. Management believes that with the scheduled modifications to existing systems and the conversion to new core software, the year 2000 issue has been properly addressed.

Income Taxes
------------

The provision for income taxes for the three months ended December 31, 1997 decreased by $510,000, or 15.0%, to $2.9 million compared to $3.4 million for the same period last year. In addition to a decrease in taxable income, the lower tax expense was due to the Bank's increased emphasis on investing in tax exempt assets.

The provision for income taxes increased by $3.3 million to $6.3 million for the six months ended December 31, 1997 from $3.0 million for the same period last year. This increase primarily resulted from an increase in income before income taxes of $9.0 million, to $16.1 million in the current year from $7.1 million last year. This increase in taxable income was due primarily to the imposition of the one-time SAIF assessment of $8.6 million which was accrued for in the first quarter of the prior year.

                             Average Balance Sheet
                             (Dollars in Thousands)

The following table sets forth certain information relating to the Bank's average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. Average balances are derived from month-end balances.

                                                              Three Months Ended December 31,
                                                          1997                             1996
                                            ------------------------------    ------------------------------
                                                                   Average                          Average
                                             Average                Yield/    Average                Yield/
                                             Balance    Interest     Cost     Balance     Interest    Cost
                                            ------------------------------    ------------------------------
Assets:
-------------------------------------
Interest earning assets:
 Loans receivable (a) (b)                   $1,606,125    34,720      8.65%   1,428,349      30,846   8.64%
 Mortgage-backed securities (c) (e)            292,189     4,742      6.49      278,956       4,772   6.84
 Investment securities (b) (c) (d) (e)         144,584     2,234      6.18      101,009       1,627   6.44
 Other interest-earning deposits                30,279       207      2.73       18,141         155   3.42
                                            ----------   -------             ----------  ----------
Total interest earning assets                2,073,177    41,903      8.08    1,826,455      37,400   8.19
Noninterest earning assets                      89,692                           80,297
                                            ----------                       ----------
Total assets                                $2,162,869                        1,906,752
                                            ==========                       ==========

Liabilities and Shareholders' Equity:
-------------------------------------
Interest bearing liabilities:
 Passbook and Statement Savings             $  291,118     2,434      3.34      262,663       2,295   3.49
 Now accounts                                  245,458     1,170      1.91      200,207         980   1.96
 Money market demand accounts                   87,213       745      3.42       79,666         674   3.38
 Certificate accounts                        1,135,100    16,346      5.76      994,938      14,093   5.67
 Borrowed funds (f)                            170,765     2,423      5.68      150,874       2,045   5.42
                                            ----------   -------             ----------  ----------
Total interest bearing liabilities           1,929,654    23,118      4.79    1,688,348      20,087   4.76
Noninterest bearing liabilities                 29,014                           29,943
                                            ----------                       ----------
Total liabilities                            1,958,668                        1,718,291
Retained earnings                              204,201                          188,461
                                            ----------                       ----------
Total liabilities and equity                $2,162,869                        1,906,752
                                            ==========                       ==========

Net interest income/Interest rate spread                 $18,785      3.29%              $   17,313   3.43%
                                                         =======                         ==========

Net interest earning assets                 $  143,523                       $  138,107
                                            ==========                       ==========

Net interest margin                                                   3.62%                           3.79%

Ratio of interest earning assets to
 interest bearing liabilities               1.07 X                              1.08 X
                                            ======                              ======

(a) Average loans receivable includes loans held as available for sale and loans placed on nonaccrual status.
(b) Interest income on tax-free loans and investment securities is not presented on a taxable equivalent basis.
(c) Average balances include the effect of unrealized gains or losses on securities held as available for sale.
(d) Average balances include FNMA and FHLMC stock.
(e) Interest income on marketable securities does not include market value adjustments for securities available for sale.
(f) Average balances include FHLB advances, securities sold under agreements to repurchase and other borrowings.

                             Average Balance Sheet
                             (Dollars in Thousands)

The following table sets forth certain information relating to the Bank's average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. Average balances are derived from month-end balances.

                                                               Six Months Ended December 31,
                                                          1997                              1996
                                            -------------------------------   -------------------------------
                                                                     Average                        Average
                                             Average                 Yield/   Average                Yield/
                                             Balance    Interest     Cost     Balance     Interest   Cost
                                            -------------------------------   -------------------------------
Assets:
------------------------------------------
Interest earning assets:
 Loans receivable (a) (b)                   $1,581,589    68,625      8.68%   1,410,223      61,350   8.70%
 Mortgage-backed securities (c) (e)            291,333     9,530      6.54      283,734       9,557   6.74
 Investment securities (b) (c) (d) (e)         137,816     4,370      6.34      102,683       3,266   6.36
 Other interest-earning deposits                32,853       314      1.91       23,176         267   2.30
                                            ----------   -------             ----------  ----------
Total interest earning assets                2,043,591    82,839      8.11    1,819,816      74,440   8.18
Noninterest earning assets                      87,471                           77,836
                                            ----------                       ----------
Total assets                                $2,131,062                        1,897,652
                                            ==========                       ==========

Liabilities and Shareholders' Equity:
------------------------------------------
Interest bearing liabilities:
 Passbook and Statement Savings             $  288,835     4,917      3.40      270,998       4,684   3.46
 Now accounts                                  238,387     2,284      1.92      199,514       1,948   1.95
 Money market demand accounts                   85,608     1,448      3.38       80,596       1,356   3.36
 Certificate accounts                        1,105,224    31,850      5.76      964,368      27,421   5.69
 Borrowed funds (f)                            180,726     4,783      5.29      163,529       4,319   5.28
                                            ----------   -------             ----------  ----------
Total interest bearing liabilities           1,898,780    45,282      4.77    1,679,005      39,728   4.73
Noninterest bearing liabilities                 30,349                           29,156
                                            ----------                       ----------
Total liabilities                            1,929,129                        1,708,161
Retained earnings                              201,933                          189,491
                                            ----------                       ----------
Total liabilities and equity                $2,131,062                        1,897,652
                                            ==========                       ==========

Net interest income/Interest rate spread                 $37,557      3.34%              $   34,712   3.45%
                                                         =======                         ==========

Net interest earning assets                 $  144,811                       $  140,811
                                            ==========                       ==========

Net interest margin                                                   3.68%                           3.81%

Ratio of interest earning assets to
 interest bearing liabilities                  1.08 X                           1.08 X
                                               ======                           ======

(a) Average loans receivable includes loans held as available for sale and loans placed on nonaccrual status.
(b) Interest income on tax-free loans and investment securities is not presented on a taxable equivalent basis.
(c) Average balances include the effect of unrealized gains or losses on securities held as available for sale.
(d) Average balances include FNMA and FHLMC stock.
(e) Interest income on marketable securities does not include market value adjustments for securities available for sale.
(f) Average balances include FHLB advances, securities sold under agreements to repurchase and other borrowings.

                              Rate/Volume Analysis
                             (Dollars in Thousands)

The following table represents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Bank's interest income and interest expense during the periods indicated. Information is provided in each category with respect to
(i) changes attributable to changes in volume (changes in volume multiplied by prior rate), (ii) changes attributable to changes in rate (changes in rate multiplied by prior volume), (iii) changes in rate-volume (changes in rate multiplied by changes in volume), and (iv) the net change.

                 Three months ended December 31, 1997 and 1996

                                                       Rate/    Net
                                       Rate   Volume  Volume   Change
                                      ------  ------  -------  -------
Interest earning assets:
 Loans receivable                   $    31    3,839       4    3,874
 Mortgage-backed securities            (245)     226     (12)     (30)
 Investment securities                  (66)     702     (29)     607
 Other interest-earning deposits        (31)     104     (21)      52
                                       ----    -----     ---    -----
Total interest earning assets          (311)   4,871     (57)   4,503

Interest bearing liabilities:
 Passbook and statement savings         (99)     249     (11)     139
 Now accounts                           (26)     222      (6)     190
 Money market demand accounts             7       64       1       71
 Certificate accounts                   235    1,985      33    2,253
 Borrowed funds                          96      270      13      378
                                       ----    -----     ---    -----
Total interest bearing liabilities      212    2,789      30    3,031

Net change in interest income       $  (523)   2,082     (87)   1,472
                                       ====    =====     ===    =====

                  Six months ended December 31, 1997 and 1996

                                                       Rate/    Net
                                       Rate   Volume  Volume   Change
                                      ------  ------  -------  -------
Interest earning assets:
 Loans receivable                   $  (161)   7,455     (20)   7,275
 Mortgage-backed securities            (276)     256      (7)     (27)
 Investment securities                  (10)   1,117      (3)   1,104
 Other interest-earning deposits        (45)     111     (19)      47
                                       ----    -----     ---    -----
Total interest earning assets          (492)   8,940     (49)   8,399

Interest bearing liabilities:
 Passbook and statement savings         (71)     308      (5)     233
 Now accounts                           (36)     380      (7)     336
 Money market demand accounts             7       84       -       92
 Certificate accounts                   370    4,005      54    4,429
 Borrowed funds                           9      454       1      464
                                       ----    -----     ---    -----
Total interest bearing liabilities      279    5,231      44    5,554

Net change in interest income       $  (771)   3,708     (93)   2,845
                                       ====    =====     ===    =====

PART II.  OTHER INFORMATION


Item 1. Legal Proceedings
-------------------------

Northwest Savings Bank and Northwest Bancorp, MHC, along with unrelated parties, have been named as defendants in a class action lawsuit filed in the Allegheny County Court of Common Pleas. This lawsuit is brought on behalf of purchasers of common stock in Northwest's initial public offering in November 1994. It alleges that Northwest breached its contractual obligations and fiduciary duties by carrying out the offering at a price that allegedly was not justified by market and financial conditions. The Bank previously obtained the dismissal of a lawsuit brought by the same counsel in federal court making similar allegations under federal law. Management intends to defend this lawsuit vigorously.

Item 2. Changes in Securities
-----------------------------

Not applicable.

Item 3. Defaults Upon Senior Securities
---------------------------------------

Not applicable.

Item 4. Submission of Matters to a Vote of Security Holders
-----------------------------------------------------------

(a)  The Company held its Annual Meeting of Shareholders on December 10, 1997

(b)  The name of each director elected at the Annual Meeting is as follows:

          John O. Hanna
          Richard L. Carr

     The name of each director whose term of office continued after the Annual Shareholders' Meeting is as follows:

          William J. Wagner
          Robert G. Ferrier
          Richard E. McDowell
          Joseph T. Stadler
          Walter J. Yahn
          Thomas K. Creal, III
          John J. Doyle
          John S. Young

(c)  The following matters were voted upon at the Annual Meeting:

     (i)   The election of two directors of the Company:

                                 For      Withheld
                              ----------  --------
           John O. Hanna      44,359,370   184,780
           Richard L. Carr    44,346,132   198,018

     (ii)  Plan of Reorganization into a "two-tier" holding company structure:


                   For           Against          Withheld
               ----------        -------          --------
               42,443,830         43,614            60,112

     (iii) Ratification of the appointment of KPMG Peat Marwick, LLP as the Company's independent auditors for the fiscal year ending June 30, 1998:

                   For           Against          Withheld
               ----------        -------          --------
               44,453,188         41,362            49,600


Item 5. Other Information
-------------------------

Holding Company Reorganization
------------------------------

The Board of Directors of Northwest Savings Bank has approved a plan to reorganize the Bank into a two-tier holding company structure. The plan calls for the formation of a new, state chartered stock holding company, Northwest Bancorp, Inc., which will be 69.2% owned by Northwest Bancorp, MHC. Northwest Bancorp, Inc. will become the parent of Northwest Savings Bank and own 100% of the Bank's common stock. The current shareholders of Northwest Savings Bank will in turn exchange their existing Bank shares for an equivalent number of shares of Northwest Bancorp, Inc. This two-tier holding company structure will give Northwest greater flexibility by maintaining the benefits of the mutual holding company while capitalizing on the additional opportunities available to stock holding companies. All regulatory approvals for this transaction have been received.

Stock Split
-----------

On October 15, 1997 the Bank announced a 2 for 1 stock split in the form of a 100% stock dividend. The terms of the stock dividend provided each shareholder of record as of November 1, 1997 with one additional share of Northwest stock for each share held on that date. Such shares were distributed on November 14, 1997.

Business Combinations
---------------------

On October 14, 1997 the Bank purchased the deposit accounts of a branch office of First Western Bank located in Oil City, Pennsylvania. The branch office had deposits of approximately $11.8 million.

In June 1997, the Bank entered into a definitive agreement to acquire Corry Savings Bank which has one office located in Corry, Pennsylvania and assets of approximately $29.0 million. It is expected that, subject to regulatory and shareholder approval, this acquisition will be consummated by the end of the fiscal year. This acquisition will be recorded using the purchase method of accounting.

On December 12, 1997 the Bank acquired nine offices and the related deposit accounts from National City Bank of Pennsylvania. All nine offices are located in Northwest Pennsylvania. The offices had deposits totaling approximately $154.3 million.

Item 6. Exhibits and Reports on Form 8-K
----------------------------------------

     (a)  Exhibit No. 11 Statement re: computation of per share earnings

                                              Three Months   Six Months
                                                 Ended         Ended
                                              Dec.31, 1997  Dec.31, 1997
                                              ------------  ------------
Net income                                    $  4,940,732  $  9,777,920

Weighted average common shares outstanding      46,280,314    46,275,715
                                              ------------  ------------

Basic earnings per share                      $       0.11  $        .21
                                              ============  ============

Weighted average common shares outstanding      46,280,314    46,275,715

Common stock equivalents due to effect of
 stock options                                     782,046       670,868
                                              ------------  ------------

Total weighted average common shares and
  equivalents for diluted computation           47,062,360    46,946,583

Diluted earnings per share                    $       0.11  $       0.21
                                              ============  ============

     (b)  No Form 8-K reports were filed during the quarter

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed by the undersigned thereunto duly authorized.

                             NORTHWEST SAVINGS BANK



Date: Feb. 12, 1998      By: /s/ John O. Hanna
                             -----------------
                                         John O. Hanna
                                         President and Chief Executive Officer



Date: Feb. 12, 1998      By: /s/ William J. Wagner
                             ---------------------
                                         William J. Wagner
                                         Chief Operating Officer
                                         Chief Financial Officer